FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2003
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330 and 333-13494).

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IONA Technologies announces Chris Horn as CEO
and Kevin Melia is appointed Chairman

Dublin, Ireland – May 15, 2003 — IONA®, the leading provider of Rapid Integration™ software (NASDAQ: IONA), today announced changes to the senior management of the company.

With immediate effect company co-founder and Chairman Dr. Chris Horn takes up the post of CEO. Dr. Horn co-founded IONA and has been Chairman since March 1991. He was the initial developer of IONA’s Orbix product and served as the company’s President and Chief Executive Officer from its inception until May 2000. Dr. Horn is Chairman of the Irish Management Institute (IMI) in Dublin and serves as a Director on the board of directors of a number of Irish high-tech companies and representative organisations.

Mr. Kevin Melia, an IONA board member since 1994, has been appointed Chairman of the Board of Directors. Mr. Melia has held a number of senior management positions in the high-tech industry, most recently as founder, Chairman and CEO of Manufacturers Services Ltd. (NYSE:MSV), a leading EMS company. He is also a former CFO of Sun Microsystems, President of Sun Microsystems Computer Company, a Sun Microsystems subsidiary, and Executive VP of Operations for Sun Microsystems.

In a series of further moves, Mr. Barry Morris, CEO since May 2000, Mr. Steven Fisch, COO, who joined the company in August 2002, and Mr. David James, Executive Vice President Corporate Development, who joined in 1997, have resigned.

“The Board of IONA Technologies is responding firmly to the challenges and opportunities of the changed marketplace, to position the company for profitable growth and to take advantage of market opportunities through business and new product development. I want to thank Barry, Steven and David for their enormous contributions to IONA and I wish them well in their next challenges” said Dr. Chris Horn.

Continuing Dr. Horn said; “Our objective is to provide top quality support to our extensive installed customer base, to build on IONA’s strengths and capability to develop new products, and to enable us better to support our customer’s evolving IT requirements with excellent products and service.”

“Through its history to date IONA Technologies has demonstrated strong industry leadership, it has developed an innovative product range and built an excellent customer base.”

The company has both the energy and necessary financial resources to hand, including $75m in cash and investments, to target profitable growth for the future and, under its new management team, the company is being re-energised. IONA is a company with a strong development strategy and great potential,” said Dr Horn.

Commenting on his resignation as CEO, Mr. Barry Morris said, “I have enjoyed the challenges of working with IONA, its employees, customers, partners and its products. I feel it is time to move on to a new challenge. It has been a privilege to lead IONA to the height of its success and to manage the company in difficult market conditions. I wish the company every success in its goals of market leadership in the middleware marketplace and I believe that the company has the capacity to succeed in

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its objective.”

Commenting on the announcement, Mr. Melia said, “The Board is confident that these changes to the leadership team are in the best interests of the company, as we pursue our strategy to return IONA to sustained profitability, as quickly as possible.”

Ends:
US	Europe
Jonathan Daly	Tara Humphries / Pat Keating
IONA Technologies	IONA Technologies
Phone: (781) 902 8139	Phone: (353 1) 637-2146

About IONA

IONA is the leading provider of Rapid Integration software with more than 4,500 customers worldwide. IONA’s award-winning Rapid Integration software products are built on: service-oriented architectures that increase reuse of software assets to deliver lasting results, standards-based software that enables vendor independence, and incremental deployment capabilities that lower the customer’s risk.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to IONA’s management changes and cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s Rapid Integration software; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, Rapid Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: May 15, 2003	By:	/s/ Christopher J. Horn

Christopher J. Horn
Chief Executive Officer and Director

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